CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$ 11,079,000	$1,286.27

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing Supplement dated January 28, 2011 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010 and Index Supplement dated August 31, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$11,079,000 Capped Market Plus Notes due February 14, 2012 Linked to the S&P GSCI® Crude Oil Excess Return Index Global Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing February 14, 2012†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on January 28, 2011 (the “pricing date”) and are expected to issue on or about February 4, 2011 (the “issue date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	S&P GSCI® Crude Oil Excess Return Index (Bloomberg ticker symbol “SPGCCLP <Index>”) (the “Index”). For a description of the Index, see the information set forth under “Description of the Reference Asset” in this pricing supplement.

Maximum Return:	24.55%.

Contingent Minimum Return:	10.00%

Barrier Level:	80% × initial level

Payment at Maturity:

If the closing level of the Index is equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, you will receive at maturity a cash payment equal to the principal amount of your Notes plus (i) 100% of your principal amount multiplied by (ii) the greater of (a) the Contingent Minimum Return and (b) the index return, subject to the maximum return. For example, if the index return is 24.55% or more, you will receive the maximum return on the Notes of 24.55%, which entitles you to the maximum payment of $1,245.50 for every $1,000 principal amount Note that you hold. Accordingly, if the closing level of the Index is equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 × the greater of (a) Contingent Minimum Return and (b) Index Return]

If the closing level of the Index is below the barrier level on any day between the pricing date and the final valuation date, inclusive, you will receive at maturity a cash payment equal to the principal amount of your Notes plus (i) 100% of your principal amount multiplied by (ii) the index return, subject to the maximum return. For example, if the index return is 24.55% or more, you will receive the maximum return on the Notes of 24.55%, which entitles you to the maximum payment of $1,245.50 for every $1,000 principal amount Note that you hold. Accordingly, if the closing level of the Index is below the barrier level on any day between the pricing date and the final valuation date, inclusive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 × Index Return]

You may lose some or all of your principal if you invest in the Notes. If the closing level of the Index is below the barrier level on any day between the pricing date to the final valuation date, inclusive, your Notes will be fully exposed to any declines in the Index and you may lose some or all of your investment at maturity.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	533.6983, the closing level of the Index on the pricing date.

Final Level:	The closing level of the Index on the final valuation date.

Change in Law Redemption Event:	Upon the occurrence of a Change in Law (as defined below) that, in our sole determination, would, or is reasonably likely to: (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged, individually or on a portfolio basis, our obligations under the Notes; or (ii) restrict our ability, or make it reasonably impracticable, to maintain existing hedging positions, enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge, individually or on a portfolio basis, our obligations under the Notes, we may, but are not obligated to, redeem the Notes in whole (but not in part) in accordance with the provisions set forth herein at the redemption amount on the redemption date. See “Change in Law Redemption Event” in this pricing supplement.

Hedging Disruption Redemption Event:	Upon the occurrence of a Hedging Disruption Event (as defined below), we may, but are not obligated to, redeem the Notes in whole (but not in part) at our sole discretion at the redemption amount on the redemption date. See “Hedging Disruption Redemption Event” in this pricing supplement.

Redemption Amount:	In the case of a Change in Law Redemption Event or a Hedging Disruption Redemption Event, the redemption amount will be equal to an amount determined in good faith in a commercially reasonable manner by the calculation agent, in its sole discretion, taking into account the latest available quotations for the Index, the futures contracts comprising the Index and any other information that it deems relevant.

Redemption Date:	The fifth business day following the date on which we provide written notice to the Depository Trust Company (“DTC”) of our election to redeem the Notes pursuant to a Change in Law Redemption Event or Hedging Disruption Redemption Event (the “Notice Date”).

Final Valuation Date†:	February 7, 2012

Maturity Date†:	February 14, 2012

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738KAA9 and US06738KAA97

†	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities ” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1%	99%
Total	$11,079,000	$110,790	$10,968,210

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1%, is 99%. The price to the public for all other purchases of Notes is 100%.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 and the index supplement dated August 31, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

•	Index Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201630/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below are based on the initial level of 533.6983 and a maximum return on the Notes of 24.55%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Barrier Level Was Not Breached[1]		Barrier Level Was Breached[2]
Final Level	Index Return	Payment at Maturity	Total Return on Notes	Payment at Maturity	Total Return on Notes
1,067.3966	100.00%	$1,245.50	24.55%	$1,245.50	24.55%
1,014.0268	90.00%	$1,245.50	24.55%	$1,245.50	24.55%
960.6569	80.00%	$1,245.50	24.55%	$1,245.50	24.55%
907.2871	70.00%	$1,245.50	24.55%	$1,245.50	24.55%
853.9173	60.00%	$1,245.50	24.55%	$1,245.50	24.55%
800.5475	50.00%	$1,245.50	24.55%	$1,245.50	24.55%
747.1776	40.00%	$1,245.50	24.55%	$1,245.50	24.55%
693.8078	30.00%	$1,245.50	24.55%	$1,245.50	24.55%
664.7212	24.55%	$1,245.50	24.55%	$1,245.50	24.55%
640.4380	20.00%	$1,200.00	20.00%	$1,200.00	20.00%
587.0681	10.00%	$1,100.00	10.00%	$1,100.00	10.00%
560.3832	5.00%	$1,100.00	10.00%	$1,050.00	5.00%
547.0408	2.50%	$1,100.00	10.00%	$1,025.00	2.50%
533.6983	0.00%	$1,100.00	10.00%	$1,000.00	0.00%
507.0134	-5.00%	$1,100.00	10.00%	$950.00	-5.00%
480.3285	-10.00%	$1,100.00	10.00%	$900.00	-10.00%
426.9586	-20.00%	$1,100.00	10.00%	$800.00	-20.00%
373.5888	-30.00%	N/A	N/A	$700.00	-30.00%
320.2190	-40.00%	N/A	N/A	$600.00	-40.00%
266.8492	-50.00%	N/A	N/A	$500.00	-50.00%
213.4793	-60.00%	N/A	N/A	$400.00	-60.00%
160.1095	-70.00%	N/A	N/A	$300.00	-70.00%
106.7397	-80.00%	N/A	N/A	$200.00	-80.00%
53.3698	-90.00%	N/A	N/A	$100.00	-90.00%
0.0000	-100.00%	N/A	N/A	$0.00	-100.00%

[1]	The barrier level will not be breached if the closing level of the Index is equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive.
[2]	The barrier level will be breached if the closing level of the Index is below the barrier level on any day between the pricing date and the final valuation date, inclusive.

PS–2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the level of the Index increases from an initial level of 533.6983 to a final level of 640.4380, resulting in an index return of 20.00%.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the index return of 20.00% is greater than the Contingent Minimum Return but less than the maximum return, the investor receives a payment at maturity of $1,200.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × 20.00%] = $1,200.00

The total return on the investment of the Notes is 20.00%.

Example 2: The closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the level of the Index increases from an initial level of 533.6983 to a final level of 747.1776, resulting in an index return of 40.00%.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the index return of 40.00% is greater than the Contingent Minimum Return and the greater than the maximum return, the investor receives a payment at maturity of $1,245.50 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Maximum Return]

$1,000 + [$1,000 × 24.55%] = $1,245.50

The total return on the investment of the Notes is 24.55% and subject to the maximum return.

Example 3: The closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the level of the Index increases from an initial level of 533.6983 to a final level of 547.0408, resulting in an index return of 2.50%.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the index return of 2.50% is less than the Contingent Minimum Return, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Contingent Minimum Return]

$1,000 + [$1,000 × 10.00%] = $1,100.00

The total return of the investment of the Notes is 10.00%.

PS–3

Example 4: The closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the level of the Index decreases from the initial level of 533.6983 to a final level of 480.3285, resulting in an index return of -10.00%.

Because the closing level of the Index was equal to or greater than the barrier level on each day between the pricing date and the final valuation date, inclusive, and the index return of -10.00% is less than the Contingent Minimum Return, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Contingent Minimum Return]

$1,000 + [$1,000 × 10.00%] = $1,100.00

The total return of the investment of the Notes is 10.00%.

Example 5: The closing level of the Index was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, and the level of the Index increases from the initial level of 533.6983 to a final level of 547.0408, resulting in an index return of 2.50%.

Because the closing level of the Index was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × 2.50%] = $1,025.00

The total return on the investment of the Notes is 2.50%.

Example 6: The closing level of the Index was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, and the level of the Index decreases from the initial level of 533.6983 to a final level of 480.3285, resulting in an index return of -10.00%.

Because the closing level of the Index was below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × -10.00%] = $900.00

The total return on the investment of the Notes is -10.00%.

Selected Purchase Considerations

Market Disruption Events and Adjustments—The final valuation date, maturity date, payment at maturity and the reference asset are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Commodities ” in the prospectus supplement; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

•

We May, But Are Not Obligated to, Redeem the Notes Upon the Occurrence of a Change in Law Redemption Event or Hedging Disruption Event—We have the right to redeem or “call” your Notes without your consent at our sole discretion upon the occurrence of a Change in Law Redemption Event or a Hedging Disruption Event (both events as described below).

The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. For example, the United States Congress recently enacted legislation that is, among other things, intended to limit speculation and increase transparency in the commodity markets and regulate the over-the-counter derivatives markets. The legislation requires the Commodity Futures Trading Commission (the “CFTC”) to adopt rules on a variety of issues and many provisions of the legislation will not become effective until such rules are adopted.

Among other things, the legislation requires that most over-the-counter transactions be executed on organized exchanges or facilities and be cleared through regulated clearing houses, and requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also requires the CFTC to adopt rules with respect to the establishment of limits on futures positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation. The legislation also requires the CFTC to apply its position limits across the futures positions held by a market

PS–4

participant on any exchange or trading facility, together with its positions in swaps that are “significant price discovery contracts” or “economically equivalent to exchange-traded futures”. The enactment of the legislation, and the CFTC’s adoption of rules on position limits, which are expected to be adopted by January 2011, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under the Notes. If they are imposed, those restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the commodity futures contracts that underlie the Index, which could adversely affect the prices of such contracts and, in turn, the market value of the Notes and the amounts payable on the Notes. In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity and adversely affect prices. Any such restrictions could restrict or prevent our ability to hedge our obligations under the Notes. If such restrictions are imposed on market participants, we or our affiliates may be unable to effect, or may be required to unwind, in whole or in part, transactions necessary to hedge our obligations under the Notes, in which case we will have the right, but not the obligation, to redeem your Notes.

If we exercise our right to redeem the Notes upon the occurrence of a Change in Law Redemption Event or Hedging Disruption Event, the payment you receive may be less than the payment that you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the redemption date in a comparable investment. Our right to redeem the Notes upon the occurrence of a Change in Law Redemption Event or Hedging Disruption Event may also adversely impact your ability to sell your Notes, and/or the price at which you may be able to sell your Notes, following the occurrence of such Change in Law Redemption Event or Hedging Disruption Event.

Moreover, even if such legislative, regulatory or other market changes do not result in a Change in Law Redemption Event or Hedging Disruption Event, or we do not exercise our right to redeem the Notes, the restrictions on effecting transactions in the futures markets could substantially reduce liquidity in the contracts underlying the Index, which could adversely affect the prices of such contracts and, in turn, the return on and the value of the Notes.

Our right to redeem the Notes does not mean that you have any right to require us to repay your Notes prior to maturity.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns, to the extent the closing level of the Index never goes below the barrier level, by entitling you to a return equal to the greater of the Contingent Minimum Return and the index return, up to the maximum return of 24.55%, or $1,245.50 for every $1,000 principal amount Note.

•

Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the index return but only to the extent that the closing level of the Index never falls below the barrier level between the pricing date and the final valuation date, inclusive. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this pricing supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Internal Revenue Service could assert that you should be treated as if you owned the underlying components of the Index. Under such a characterization, it is possible that Section 1256 of the Internal Revenue Code should apply to your Notes or a portion of your Notes. If Section 1256 were to apply to your Notes, gain or loss recognized with respect to

PS–5

your Notes (or the relevant portion of your Notes) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes. You would also be required to mark your Notes (or a portion of your Notes) to market at the end of each year (i.e., recognize gain or loss as if the Notes or the relevant portion of the Notes had been sold for fair market value). Additionally, it is also possible that you could be required to recognize gain or loss each time a contract tracked by the Index rolls.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the futures contracts comprising the Index. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”;

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities”.

In addition to the risks discussed under the headings above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the index return is positive or negative. If the closing level of the Index declines below the barrier level on one or more days between the pricing date and the final valuation date, inclusive, your investment will be fully exposed to any decline in the Index and you may lose up to 100% of your initial investment.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level of the Index is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the maximum return, which is 24.55%.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

PS–6

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until redemption or maturity and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index and its components;

•	the time to maturity of the Notes;

•	interest rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the level of the Index and its underlying components;

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Prices of Commodities are Highly Volatile and May Change Unpredictably—Commodities prices are highly volatile and, in many sectors, experienced in the months following September 2008 unprecedented historical volatility. Commodity prices are affected by numerous factors including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. Those events tend to affect prices worldwide, regardless of the location of the event. Market expectations about these events and speculative activity also cause prices to fluctuate. These factors may adversely affect the performance of the Index or its components and, as a result, the market value of the Notes, and the amount you may receive at maturity or upon redemption.

Moreover, the prices of many of the commodities, particularly energy and agricultural commodities reached historically high levels in 2009. Since reaching such highs, prices have fallen precipitously, to approximately 25% of their historic highs, in some case, and prices have experienced unprecedented volatility since that time. There is no assurance that prices will again reach their historically high levels or that volatility will subside. It is possible that lower prices, or increased volatility, will adversely affect the performance of the Index or its components and, as a result, the market value of the Notes.

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Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of the Notes—The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the value of the Index, therefore, the value of the Notes.

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Future Prices of the Components of the Index That are Different Relative to Their Current Prices May Result in a Lower Level for the Index—The Index is composed of commodity futures contracts rather than physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by similar contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract for delivery in November. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices are lower in

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the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. The actual realization of a potential roll yield will be dependent upon the level of the related spot price relative to the unwind price of the commodity futures contract at the time of sale of the contract. While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain commodities have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields”, which could adversely affect the level of the Index and, accordingly, and the payment you receive on the Notes.

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We Are Under No Obligation to Avoid the Occurrence of a Hedging Disruption Event By Ceasing or Otherwise Restricting Our Trading Activities That We May Engage In On Behalf of Our Customers or For Proprietary Accounts—We and our affiliates expect to engage in trading activities related to the index components (including the underlying physical commodities), futures or options on index components or the Index, or other derivative instruments with returns linked to the performance of index components or the Index, which activities would be unrelated to the Notes. We may engage in these trading activities in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management, as well as for our and our affiliates’ proprietary accounts. These trading activities may contribute to our aggregate holding of a particular commodity, or derivatives based on prices of that commodity, to which the Index also relates, which may be subject to a specified position limit set by a regulatory or self-regulatory body, including any exchange or trading facility. Under the terms of the Notes, we may redeem the Notes in whole (but not in part) at our sole discretion upon the occurrence of a Hedging Disruption Event (as defined herein), which may include when Hedge Positions (as defined herein) would contribute to the breach of such applicable position limits. See “Hedging Disruption Redemption Event” for more information. We are under no obligation to cease or otherwise restrict our trading activities that we and our affiliates may engage in on behalf of customers or for proprietary accounts in order to avoid breaching such position limits and to avoid the occurrence of a Hedging Disruption Event. As a result, these trading activities unrelated to the Notes may result in increasing the likelihood of a Hedging Disruption Redemption Event occurring during the term of the Notes.

Change in Law Redemption Event

Upon the occurrence of a Change in Law that, in our sole determination, would, or is reasonably likely to: (i) have an adverse effect upon, or otherwise require us or our affiliates to unwind or terminate, in whole or in part, any of the positions, transactions or contractual arrangements pursuant to which we or our affiliates have hedged, individually or on a portfolio basis, our obligations under the Notes; or (ii) restrict our ability, or make it reasonably impracticable, to maintain existing hedging positions, enter into future transactions or contractual arrangements, or to establish or modify positions, to hedge, individually or on a portfolio basis, our obligations under the Notes, we may, but are not obligated to, redeem the Notes in whole (but not in part) in accordance with the provisions set forth herein.

For purposes of the above, “Change in Law” means (i) the adoption of, or change in, any applicable law, rule, regulation, or order by any court, tribunal, regulatory authority or exchange, or (ii) the promulgation or withdrawal of, or any change in, the interpretation by any court, tribunal, regulatory authority or exchange, or the issuance, revocation or modification of any applicable law, rule, regulation, order, exemption, position limit or “no-action” position of any regulatory authority or exchange, with competent jurisdiction of any applicable law, rule or regulation, interpretation, order or position occurring, in each case as set forth in (i) and (ii) above, after the pricing date. For the avoidance of doubt, if a Change in Law becomes effective only after a specified transition period, the occurrence of a Change in Law is not the date on which such Change in Law becomes effective but rather the date on which the Change in Law was officially adopted or enacted by the relevant body.

Hedging Disruption Redemption Event

We may, but are not obligated to, redeem the Notes in whole (but not in part) at our sole discretion upon the occurrence of a Hedging Disruption Event. A “Hedging Disruption Event” means that we determine that we or our affiliates are unable or will become unable, after using commercially reasonable efforts, to either: (a) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any (i) positions or contracts in securities, options, futures, derivatives or foreign exchange, (ii) loans of stock or other securities or (iii) (without limiting the generality of the foregoing) any other instruments or arrangements, in each case of (i) through (iii), the purpose of which is to hedge, individually or on a portfolio basis, a portion or all of our obligations under the Notes (each, a “Hedge Position” and collectively, the “Hedge Positions”), including, without limitation, where such Hedge Positions would contribute to the breach of applicable position limits set by any regulatory or self-regulatory body, including any exchange or trading facility, whether on a standalone basis or as a result of any adjustment(s) to the commodity exposure incurred by us under the Notes; or (b) freely realize, recover, receive, repatriate, remit or transfer the proceeds of the Hedge Positions or the Notes.

Redemption Notice

If we elect to redeem the Notes following a Change in Law Redemption Event or a Hedging Disruption Event, we will deliver written notice as promptly as possible of such election to redeem to the Depository Trust Company (“DTC”) and to The Bank of New York Mellon, the trustee under the Senior Debt Indenture dated September 16, 2004 (the “Trustee”) (the date of such delivery being the “Notice Date”). In this scenario, the final valuation date will be deemed to be the Notice Date, and the Notes will be redeemed on the fifth business day following such deemed final valuation date, subject to market disruption events, at an amount equal to the redemption amount.

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Description of the Reference Asset

S&P GSCI® Crude Oil Excess Return Index

The Index is a single-component sub-index version of the S&P GSCI® that is designed to be a benchmark for crude oil as an asset class. As presently constituted, the only contract in the S&P GSCI® used to calculate the Index is the WTI crude oil futures contract traded on the New York Mercantile Exchange. For a description of the S&P GSCI®, see the information set forth under “Commodity Indices—S&P GSCI® Commodity Indices” in the index supplement. The WTI crude oil futures contract (Reuters ticker: CL) included in the Index changes each month because the contract included in the Index at any given time is currently required to be the WTI crude oil futures contract traded on the New York Mercantile Exchange with the closest expiration date (the “front-month contract”). The front-month contract expires each month on the third business day prior to the 25th calendar day of the month. The Index incorporates a methodology for rolling into the contract with the next closest expiration date (the “next-month contract”) each month. The Index gradually reduces the weighting of the front-month contract and increases the weighting of the next-month contract over a five business day period commencing on the fifth business day of the month, so that on the first day of the roll-over the front-month contract represents 80% and the next-month contract represents 20% of the Index, and on the fifth day of the roll-over period (i.e., the ninth business day of the month) the next-month contract represents 100% of the Index. Over time, this monthly roll-over leads to the inclusion of many different individual WTI crude oil futures contracts in the Index. The commodities industry utilizes single-component indices because the purpose of a commodities index is generally to reflect the current market price of the index components by including the front-month futures contract with respect to each component, necessitating a continuous monthly roll-over to a new front-month contract. As the underlying commodity is not static but rather is represented by constantly changing contracts, a single commodity index actually contains a changing series of individual contracts and is regarded by commodities industry professionals as a valuable tool in tracking the change in the value of the underlying commodity over time.

Value of the Index

The Index incorporates the returns of those contracts in the S&P GSCI® that comprise the Index (currently only the WTI crude oil futures contract traded on the New York Mercantile Exchange) and the discount or premium obtained by rolling hypothetical positions in those contracts forward as they approach delivery.

The value of the Index on any S&P GSCI Business Day is equal to the product of (1) the value of the Index on the immediately preceding S&P GSCI business day multiplied by (2) one plus the sum of the contract daily return. The contract daily return on any given day is equal to the sum, for each of the commodities included in the Index, of the applicable daily contract reference price on the relevant contract (currently only the WTI crude oil futures contract traded on the New York Mercantile Exchange) multiplied by the appropriate CPW and the appropriate roll weight, divided by the total dollar weight of the Index on the preceding day.

The initial value of the Index was normalized such that its hypothetical level on December 31, 1986 was 100.

License Agreement

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”). S&P does not make any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P GSCI® or any of its sub-indices to track general stock market performance.

S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the Indices, which are determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the Indices. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

S&P GSCI®, S&P GSCI® Index, S&P GSCI® Total Return Index, S&P GSCI® Crude Oil Total Return Index and S&P GSCI® Commodity Index are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC.

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Historical Information

The following graph sets forth the historical performance of the Index based on the daily closing level of the Index from January 2, 2002 through January 28, 2011. The closing level of the Index on January 28, 2011 was 533.6983.

We obtained the closing levels of the Index below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any day between the pricing date and the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10.00 per $1,000 principal amount Note.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this pricing supplement, which is the 5th business day following the pricing date (this settlement cycle being referred to as “T+5”). See “Plan of Distribution” in the prospectus supplement.

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